July 17, 2013

VIA EDGAR

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Pebblebrook Hotel Trust
Form 10-K for fiscal year ended December 31, 2012
Filed on February 21, 2013
File No. 1-34571

Dear Mr. Woody:
This letter is submitted in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 16, 2013 (your “Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Pebblebrook Hotel Trust (the “Company”), which was filed with the Commission on February 21, 2013.
For convenience of reference, the Staff comment contained in your Letter is reprinted below in italics, and is followed by the Company’s response.
Form 10-K for fiscal year ended December 31, 2012
Item 15. Exhibits and Financial Statement Schedules
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
Note 3. Acquisition of Hotel Properties, page F-12

1.
We note that your purchase of leasehold interests in the Hotel Palomar San Francisco is subject to a long term lease of certain floors. Please provide more information regarding this long term lease and the subsequent accounting, including whether the registrant is the lessee or lessor of the certain floors, the type of space involved, and why management felt it was appropriate to offset the amortization against ground rent expense. Within your response, please cite all relevant accounting literature.

RESPONSE: The Company is the lessee pursuant to the hotel lease agreement (the “Lease”) dated October 31, 1998 which expires on June 30, 2097, with Jamestown Premier Pacific Place LP (“Jamestown”)(an unaffiliated third-party lessor). The site is located in downtown San Francisco, California. The structure was constructed in 1907 and was approaching the end of its economically useful life at Lease inception. The Lease is for a defined area within the structure (defined below as the Hotel) and the underlying land.

At the Lease’s inception, the site and structure required redevelopment to position the asset for a future productive use. The original lessee of the hotel leasehold interest invested substantial monies to redevelop the hotel floors, including structural retrofitting, floor layout, mechanical, plumbing and other systems and certain exterior elements, such as windows, as detailed in the project plans that were made available to us.
The hotel occupies a ground floor lobby area and floors five through nine of the building, which collectively constitute the Hotel Palomar San Francisco (the “Hotel”). Floors five through nine consist of a restaurant, meeting space and guest rooms.
Jamestown leased floors one (other than the lobby area) through four to a well-known national retailer that redeveloped its leased space to operate a large retail clothing store.
For purposes of determining the accounting for the leasehold interest, the Company examined the provisions of the Lease and other relevant factors that were present at the inception of the Lease in 1998 (the Lease had not been modified) and the associated lease classification criteria. The Company concluded that the Lease of the specified floors and underlying real estate should be accounted for as a single operating lease (ASC 805-20-25 and ASC 840-10-25), based on the limited value and remaining useful life attributable to the building at the inception of the Lease. Accordingly, rent expense for this operating lease is presented as ground rent expense in the Company’s statement of operations. The Company separately concluded that the rent provisions of the acquired Lease were above-market (unfavorable) at the date of acquisition and a corresponding above-market lease liability was recognized in purchase accounting. The amortization of the above-market lease liability is recorded as a reduction of the corresponding operating lease expense.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned, at (240) 507-1330 or rmartz@pebblebrookhotels.com, or David C. Wright, counsel for the Company, at (804) 788-8638 or dwright@hunton.com.

Sincerely yours,

/s/ Raymond D. Martz
Raymond D. Martz
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Mark Rakip, Staff Accountant
Jon E. Bortz, Chairman, Chief Executive Officer and President
David C. Wright, Esq., Hunton & Williams LLP